SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 2)


                          Farmer Brothers Co.
                           (Name of Issuer)

                      Common Stock, par value $1
                    (Title of Class of Securities)


                             307675108
                           (CUSIP Number)


                            David Winters
                    Franklin Mutual Advisers, LLC
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           973.912.2177

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           June 27, 2002
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, LLC


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    187,233 (See Item 5)


8.  SHARED VOTING POWER


9.  SOLE DISPOSITIVE POWER

    187,233 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    187,233 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    9.7% (See Item 5)


14. TYPE OF REPORTING PERSON          IA



This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed on November 21, 2000 of the Reporting Persons, as amended by Amendment No. 1 thereto, filed on April 18, 2002, with respect to the common stock, par value $1.00 per share (the Common Stock), of Farmer Brothers Co., a California corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

Items 4 and 5 of the Schedule 13D are hereby amended in their entirety as follows:

The securities covered by this Statement were acquired by FMA's advisory clients for the purpose of investment. Neither FMA nor any executive officer or director of FMA has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FMA's clients for the purpose of investment.

FMA has, on behalf of its advisory clients, submitted a proposal to the Company for inclusion in the Company's proxy statement for the next meeting of stockholders. A copy of the proposal is attached as Exhibit C and is incorporated herein.

According to its public filings, a steadily increasing amount of the Companys assets have been accumulating over the years in an unused reserve fund reaching $282 million or 69.5% of total corporate assets at March 31, 2002. The Company appears to have become a de facto investment company, but without the benefits of being registered as an investment company under the Investment Company Act of 1940 (the ICA) with the U.S. Securities and Exchange Commission. FMAs proposal would require the Company to comply with the ICA in operating its investment portfolio and should encourage a more focused attention to the Companys coffee processing and food distribution by viewing these operations as a separately managed entity with its own strategic directions.

FMA may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, FMA may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. FMA's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FMA nor any executive officer or director of FMA, has any present plans or proposals which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Issuer;

(v) any other material change in the Issuer's business or corporate structure;

(vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(ix)    any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a-b) One or more of FMA's advisory clients is the owner of 187,233 shares of the Common Stock. Investment advisory contracts with FMAs advisory clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the 1934 Act), the beneficial owner of 187,233 shares, representing approximately 9.7% of the outstanding shares of Common Stock.

FMA is an indirect wholly owned subsidiary of Franklin Resources, Inc. (FRI). Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the Principal Shareholders) each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities covered by this statement.

Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) FMA engaged in the following transactions in the shares of the Common Stock within the past sixty days: A sale of 200 shares at $331.00 per share on June 4, 2002, and a sale of 200 shares at $340.00 per share on June 11, 2002.

(d) No person other than respective advisory clients of FMA have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits

Exhibit C: Shareholder Proposal



After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


June 27, 2002


Franklin Mutual Advisers, LLC

By: Franklin/Templeton Distributors, Inc.
    Its Managing Member




/s/Leslie M. Kratter
LESLIE M. KRATTER

Secretary

EXHIBIT C

PROPOSAL: INVESTMENT COMPANY CONTROLS AND DISCLOSURES

It is proposed that the Companys Bylaws be amended by adding a new section to
Article VIII General Corporate Matters, to state the following:

Section 10: The corporation shall conduct its business as an investment company subject to the Investment Company Act of 1940.

SUPPORTING STATEMENT

The purpose of this proposal is to require separate and more effective management of what has become two distinct businesses: a food industry operation which has stopped growing, and a securities portfolio which has continued growing. With a steadily increasing amount of shareholder assets simply accumulating over decades in an unused reserve fund -- reaching $282 million or 69.5% of total corporate assets at March 31, 2002 -- Farmer Bros. appears to have become a de facto investment company, but without the benefits of being registered as one.

Registering as an investment company and complying with the Investment Company Act of 1940 ("ICA") will provide shareholders with significant benefits for their fund portfolio, including the regulatory oversight of the U.S. Securities and Exchange Commission and potentially more favorable tax treatment. Most importantly, the ICA establishes:

? clearly defined fiduciary responsibilities of independent directors (who are not "interested" as defined by the ICA) for safeguarding shareholder interests;

? independent director responsibility for retaining professionally competent management of the Companys investment assets;

? detailed, thorough reporting of all investments, including performance; and,

? control and disclosure of expenses and relationships associated with the management of investment assets.

Without ICA compliance, as the Company is now conducted, public shareholders do not have sufficient information to know how well or badly their assets are being managed. This is not acceptable.

Compliance with the ICA should also encourage a more focused attention to the Companys coffee processing and food distribution enterprise. Viewing these operations as a separately managed entity with its own strategic direction should enhance the ability of the Companys managers to realize the full potential of those businesses. It will also make these operations more visible and understandable to the Companys public shareholders.

Finally, compliance with the ICA should be expected to encourage managements consideration of strategic alternatives for restructuring the Companys separate operations. This proposal is not intended to advocate a particular restructuring objective, whether distributing cash, buying back stock, acquiring additional businesses, spinning off either the investment fund or business operation, or selling the Company. However, we believe that this proposal, if approved by shareholders, would lead to an independent board giving rigorous consideration of all relevant alternatives for enhancing shareholder value.